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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                       (AMENDMENT NO. 3 - FINAL AMENDMENT)

                                       AND

                                  SCHEDULE 13D
                                (AMENDMENT NO. 8)
                        UNDER THE SECURITIES ACT OF 1934

                                 ---------------
                        DAWSON PRODUCTION SERVICES, INC.
                            (NAME OF SUBJECT COMPANY)

                            MIDLAND ACQUISITION CORP.

                             KEY ENERGY GROUP, INC.
                                    (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                    239423106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               JACK D. LOFTIS, JR.
                          TWO TOWER CENTER, 20TH FLOOR
                        EAST BRUNSWICK, NEW JERSEY 08816
                                 (732) 247-4822

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 ---------------

                                 WITH A COPY TO:

                                MICHAEL P. ROGAN
                                C. KEVIN BARNETTE
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                            TELEPHONE: (202) 371-7000

CUSIP NO. 239423106                   14D-1                          PAGE 2 OF 3

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1.   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Midland Acquisition Corp.  (E.I.N.  22-3598563)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                            (b) [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                    BK

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                   [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                        New Jersey
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,867,835 (including 283,835 Shares subject to guarantee of delivery)
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8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES

     CERTAIN SHARES                                         [ ]
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                        97.0 %
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10.  TYPE OF REPORTING PERSON           CO

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CUSIP NO. 239423106                   14D-1                          PAGE 3 OF 3

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1.   NAMES OF REPORTING PERSONS
     I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Key Energy Group, Inc.  (E.I.N.  04-2648081)
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                            (b) [X]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS                    BK

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(e) or 2(f)                                   [ ]
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                        Maryland
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7.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,867,835 (including 283,835 Shares subject to guarantee of delivery)
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8.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
     CERTAIN SHARES                                         [ ]
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9.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                                        97.0%
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10.  TYPE OF REPORTING PERSON           CO

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
          This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on August 17, 1998, as amended by Amendment No. 1 on August 26, 1998 and by Amendment No. 2 on September, 2, 1998 (as amended, the "Schedule 14D-1") by Key Energy Group, Inc., a Maryland corporation ("Parent"), and its wholly owned subsidiary, Midland Acquisition Corp., a New Jersey corporation (the "Purchaser"), relating to the Purchaser's tender offer for all outstanding shares of common stock, par value $0.01 per share, including the associated common stock purchase rights, of Dawson Production Services, Inc., a Texas corporation (the "Company") upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 17, 1998 (the "Offer to Purchase"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-1 and the Offer to Purchase. This Amendment also constitutes Amendment No. 8 to the statement on Schedule 13D (as amended, the "Schedule 13D") of Parent and the Purchaser filed on June 15, 1998, as amended by Amendment No. 1 on June 29, 1998, Amendment No. 2 on July 21, 1998, Amendment No. 3 on August 5, 1998, Amendment No. 4 on August 11, 1998, Amendment No. 5 on August 17, 1998, Amendment No. 6 on August 26, 1998 and Amendment No. 7 on September 2, 1998. Except as amended and supplemented hereby, the Schedule 14D-1 and the Schedule 13D remain in effect. The item numbers and responses thereto set forth below are in accordance with the requirements of Schedule 14D-1.

          This Amendment constitutes the final amendment to the Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

          Item 6 is hereby amended and supplemented by adding the following thereto:

          (a)-(b) The Offer was extended until 8:30 a.m. on Tuesday, September 15, 1998 at which time the Offer expired and the Purchaser accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer. The Purchaser has been informed by the Depositary that, after giving effect to the tendering shareholders' compliance with the guaranteed delivery procedures, 10,047,035 Shares representing approximately 89.7% of the issued and outstanding Shares were validly tendered and not withdrawn pursuant to the Offer and, together with the Shares held by Parent and the Purchaser at the commencement of the Offer, such Shares represent 97.0% of the issued and outstanding Shares. Parent issued a press release on Tuesday September 15, 1998 announcing the expiration of the Offer and announcing the results of the Offer. The full text of the press release is filed herewith as Exhibit (a)(11) and is incorporated by reference herein.

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
ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by adding the following exhibit thereto:

          (a)(11) Text of press release, dated September 15, 1998, issued by Parent.


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 15, 1998

                              MIDLAND ACQUISITION CORP.



                              By:  /s/ Stephen E. McGregor
                                   ---------------------------------------------
                                   Name:   Stephen E. McGregor
                                   Title:  President and Chief Executive Officer


                              KEY ENERGY GROUP, INC.



                              By:  /s/ Francis D. John
                                   ---------------------------------------------
                                   Name:  Francis D. John
                                   Title:  Chairman, President and Chief
                                             Executive Officer

                                  EXHIBIT INDEX

(a)  (1)  Offer to Purchase, dated August 17, 1998.

     (2)  Letter of Transmittal.

     (3)  Notice of Guaranteed Delivery.

     (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust companies and other Nominees.

     (5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust companies and other Nominees.

     (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (7)  Summary Advertisement as published on August 17, 1998.

     (8) Text of Press Release, dated August 11, 1998, issued by Parent (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on August 12, 1998).

     (9)  Text of Press Release, dated August 17, 1998, issued by Parent.

     (10) Text of Press Release, dated September 2, 1998, issued by Parent.

     (11) Text of Press Release, dated September 15, 1998, issued by Parent.*

(b) (1) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 17, 1998.

     (2) Engagement Letter between Parent and Bear, Stearns & Co. Inc., dated as of May 8, 1998.

     (3) Engagement Letter between Parent and Dain Rauscher Wessels, dated as of July 2, 1998.

     (4) Commitment Letter between Parent and Lehman Commercial Paper, Inc. and Lehman Brothers, Inc., dated as of August 24, 1998.

     (5) Commitment Letter between Parent and PNC Bank, N.A., dated as of August 24, 1998.

(c) (1) Agreement and Plan of Merger, dated as of August 11, 1998 by and among Parent, the Purchaser and the Company (incorporated by reference to Amendment No. 4 of the Schedule 13D, filed by Parent and the Purchaser on or about August 12, 1998).

     (2) Confidentiality Agreement, dated as of August 8, 1998 by and among Parent, the Purchaser and the Company.

(d)  Not applicable.

(e)  Not applicable.

(f)  Not applicable.

(g) (1)   Text of press release, dated August 26, issued by Parent.

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*    Filed herewith.

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